05041770

SECU[illegible] SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

Amended

SEC FILE NUMBER
8- 50062

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 AND ENDING 12/31/02
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Comcap Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8105 Irvine Center Drive
(No. and Street)

Irvine (City) California (State) 92618 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John W. Harrison (949) 585-7500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LaVine & Associates CPAs, Inc.
(Name – *if individual, state last, first, middle name*)

26691 Plaza, Suite 222 (Address) Mission Viejo (City) CA (State) 92691 (Zip Code)

PROCESSED
MAY 0 2 2005
THOMSON FINANCIAL

SEC MAIL RECEIVED PROCESSING
APR 2 5 2005
WASH D.C.

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen H. Gordon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Comcap Financial Services, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman CEO

Title

Linh My Le

Notary Public

LINH MY LE
COMM. #1378454
Notary Public California
ORANGE COUNTY
My Comm. Expires October 5, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMCAP FINANCIAL SERVICES, INC.
(Successor to Financial Institutional Partners, LLC)

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

December 31, 2002

The respondent claims an exemption under paragraph (k)(2)(ii) of SEC Rule 15c3-3.

The accompanying notes are an integral part of the financial statements.

COMCAP FINANCIAL SERVICES, INC.
(Successor to Financial Institutional Partners, LLC)

Information Relating to the Possession or Control
Requirements Under Rule 15c3-3

December 31, 2002

The respondent claims an exemption under paragraph (k)(2)(ii) of SEC Rule 15c3-3.

The accompanying notes are an integral part of the financial statements.